U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2019

Commission File Number: 001-34409

RECON TECHNOLOGY, LTD

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

To manage its operation more efficiently, the Registrant’s board of directors approved transferring the Registrant’s variable interest entities (“VIEs”), Nanjing Recon Technology Co., Ltd. and Beijing BHD Petroleum Technology Co., Ltd., and VIE-controlled companies from Jining Recon Technology Ltd. (“Recon JN”) to Recon Hengda Technology (Beijing) Co., Ltd. (“Recon BJ”). Both Recon JN and Recon BJ are the Registrant’s wholly owned subsidiaries in China.

The Registrant has started VIE transfer process and the liquidation process of Recon JN. At the completion of the transfer, the Registrant plans to officially dissolve Recon JN at the end of February 2019. The Registrant does not expect any negative impact of this process on its operation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RECON TECHNOLOGY, LTD

February 21, 2019	By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer